UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 20, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

International Shipholding Corporation

File No. 1-10852- CF#24917

_____

International Shipholding Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 15, 2010.

Based on representations by International Shipholding Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.21	through November 11, 2014
Exhibit 10.22	through November 11, 2014
Exhibit 10.23	through November 11, 2014
Exhibit 10.24	through November 11, 2014
Exhibit 10.25	through November 11, 2014
Exhibit 10.26	through November 11, 2014
Exhibit 10.27	through November 12, 2014
Exhibit 10.28	through November 12, 2014
Exhibit 10.29	through November 12, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravtiz
Branch Chief - Legal